UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

21 January 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rio Tinto plc -- File No. 1-10533

Rio Tinto Limited -- File No. 1-34121

CF# 25419

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Rio Tinto plc and Rio Tinto Limited submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 20-F filed on May 27, 2010, as amended November 19, 2010.

Based on representations by Rio Tinto plc and Rio Tinto Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 4.15   through May 27, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel